April 14, 2009

To:	Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Washington D.C. 20549-7010

Re:	Myers Industries, Inc.
Form 10-K for the year ended December 31, 2008
File No. 1-08524
Dear Ms. Blye:
In reference to your letter dated April 1, 2009, pertaining to the above referenced filing, please see the corresponding response following each item below. For your convenience, we have repeated the text of your comments in italics font.
1.	We note the disclosure on page 8 of your form 10-K that you sell your products in the Middle East, a region that is generally understood to include Iran, Syria and Sudan. Also, we are aware of an October 2008 report that you agreed to pay a civil penalty of $16,250 to settle allegations of Office of Foreign Asset Control (OFAC) that, in April 2004, a foreign subsidiary of yours made an unlicensed sale of goods in which Cuba or a Cuban national had an interest. In this regard, we note disclosure in your 2007 Form 10-K regarding certain sales that may have been conducted in violation of U.S. and foreign laws.

Cuba, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosures regarding contacts with Cuba, Iran, Syria and Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology and services you have provided to those countries, and any agreements, commercial arrangements, or other contact you have had with the governments of those countries or entities controlled by those governments.

You have referenced our disclosure regarding sales in the Middle East and, in 2008, the Company had sales in this region totaling approximately $200,000. These sales were primarily to customers in Israel and Saudi Arabia, and to a lesser extent Kuwait, Jordan and Qatar. With respect to Cuba, Iran, Syria and Sudan, during the past 3 years, the Company has no sales of any kind to these countries and has no agreements, commercial arrangements or other contacts involving the governments, entities controlled by the governments or any other customers, vendors or other individuals within or related to those countries. The Company does not anticipate any transactions or contacts with these countries.
To the best of our knowledge, the total extent of the Company’s past transactions or contacts involving those countries, whether through direct or indirect arrangements, is as follows:
1.	During a period in 2001 and 2002, one of the Company’s subsidiaries in Canada (Myers Tire Supply Limited) sold outdated tire repair tools totaling approximately $280,000 to a company in Canada (Galax Inc.) which was subsequently resold to an entity in Cuba.

2.	During a period up through 2002, a subsidiary of the Company (initially from the U.S. and subsequently from a branch in Mexico) made sales of outdated tire repair equipment, totaling approximately $136,000, to a company in Italy known as Rovimpex. The goods were subsequently resold by Rovimpex to an entity in Cuba.

3.	In April of 2004, Allibert Manutencion, a Spanish subsidiary of a company directly owned by the Company, sold postal bins valued at approximately 204,000 Euros to Martiparts, another Spanish company for export to Cuba.

4.	In June of 2005, raaco International A/S, a subsidiary of the Company located in Denmark, engaged in a transaction with a company in the Sudan, Alromi Co. Ltd. The merchandise sold consisted of metal cabinets and storage bins with a total value of approximately 7,990 Euros.
2.	As regards the sale that was the basis of your settlement with OFAC and the other sales made in possible violation of U.S. and foreign laws to which your 2007 Form 10-K refers, please describe the transactions at issue, including products and customers involved, the possible violations of U.S. and foreign laws to which you refer, and how you became aware of possible problems with the sales. Discuss any specific preventative or remedial measures you have undertaken since the discovery of the sales to prevent such occurrences in the future.
     The sale that was the basis of our settlement with OFAC is described in item 3 of our response above. All of the transactions noted in our response to item 1 of your letter, were discovered as a result of an extensive and comprehensive internal investigation conducted by outside counsel engaged by the Audit Committee of the Company’s Board of Directors. The initial investigation involved examining certain practices undertaken by a terminated manager and other employees in one of the Company’s U.S. based export businesses, however, the investigation was expanded to cover all of the Company’s business units and export practices. Outside counsel conducted extensive review of the Company’s documents and policies and practices. In addition, many hours of interviews were conducted with management personnel and employees involved in sales, logistical and other export related functions, as well as managerial staff, Company officers and board members. As a result of this investigation, the Company learned of the transactions outlined above and voluntarily disclosed the results to the U.S. Department of Justice (DOJ), the Office of Foreign Asset Control, U.S. Department of Treasury (OFAC), the Bureau of Industry and Security, U.S. Department of Commerce (BIS), and the Securities and Exchange Commission (SEC). In addition, the Company took the following actions and remedial measures:
•	Ordered the immediate cessation of all transactions with Cuba and other prohibited nations, including transactions through foreign affiliates. All business unit heads worldwide were notified of prohibited export activities and were directed to investigate the occurrence of any such transactions.

•	Created an export compliance manual tailored for the Company and containing, among other things, several sections regarding exports to prohibited countries/entities, and established new customer and order screening procedures.

•	Engaged independent counsel with specialization in international trade and customs to undertake formal training of employees in various export compliance matters including country/entity embargoes, responsibilities of foreign affiliates of U.S. companies in this regard, customer screening to prevent prohibited transactions, preparation of Shippers Export Declarations, order processing, anti-boycott compliance, Foreign Corrupt Practices Act and responsibilities of U.S. parent companies with respect to such matters. This formal training has been repeated on a periodic basis.

•	Interdiction software has been integrated into the Company’s systems worldwide to screen orders, customer and vendor files, etc. to ensure that no transactions occur with prohibited parties and nations.
We believe the remedial measures taken are operating effectively to prevent reoccurrence of the violations noted in the investigation.
3.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.
The nature and materiality of all transactions or contacts with Cuba, Iran, Sudan and Syria have been outlined in our response to item 1 and, as noted, there have been no revenues, assets or liabilities in connection with such transactions in the last three fiscal years. After commencement of the internal investigation and the identification of potential violations, disclosure of these facts was made in all SEC filings, commencing with the Form 10-Q for the quarter ended June 30, 2004 and through the Form 10-K for the year ended December 31, 2007. Disclosure of this matter was discontinued only after the Company received notification that the DOJ had determined not to proceed against the Company or its employees, the BIS notified the Company that it had completed its investigation and did not intend to refer the matter for criminal or administrative prosecution and OFAC notified the Company of its findings and potential fine in the maximum amount of $65,000. Ultimately, a settlement agreement was reached with OFAC in September 2008 and the Company paid a fine of $16,250 in connection with the settlement. Although we understand that it has no binding effect, we also based our decision to discontinue disclosure of this matter in part on discussions between our outside legal counsel and the SEC’s Division of Enforcement staff regarding this matter during which it was indicated that the staff did not intend to open an investigation into these matters at that time.
The violations identified by the investigation were isolated, not material in amount and did not involve merchandise of a sensitive nature. We believe that subsequent actions taken by the Company demonstrate a commitment to correcting any violations and preventing their reoccurrence. The internal investigation and remedial measures were extensive and undertaken at considerable expense to the Company. Based on the results of the investigation, actions taken by the DOJ, BIS, SEC and OFAC and considering the nature, materiality and time frame in which the transactions with Cuba and Sudan occurred we do not believe that these matters constitute a material investment risk for our security holders.
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have questions regarding our responses, please contact me at (330) 761-6303 or Patrick Blake, Corporate Controller at (330) 761-6278.
Very truly yours,

Donald A. Merril
Vice President and Chief Financial Officer